UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Closing of Bluevía	2

TELEFÓNICA, S.A. (“Telefónica”), in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Further to the communication published on July 25, 2022, regarding the agreement between Telefónica de España, S.A.U. (“Telefónica España”) and Telefónica Infra, S.L.U. (“Telefónica Infra”) with a consortium formed by Vauban Infrastructure Partners (“Vauban”) and Crédit Agricole Assurances (“CAA”), to incorporate a joint company, Bluevia Fibra, S.L. (“Bluevia” or the “Company”), for the deployment and commercialization of a fiber to the home (FTTH) network mainly in rural areas in Spain; Telefónica informs that, once the corresponding regulatory authorizations have been obtained and after the fulfillment of the remaining agreed conditions, the transaction has been completed.

Consequently, Bluevia has acquired from Telefónica España 3.9 million premises already passed, with the commitment of reaching Bluevia’s total footprint of 5 million premises passed by the end of 2024.

The consortium formed by CAA and Vauban has acquired 45% of the Company for a total amount of 1,021 million euros in cash, paid on closing, valuing 100% of Bluevia at 2,500 million euros, which represents an implied multiple of 27.1x over the Company’s proforma estimated OIBDA for 2022.

Madrid, December 20, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	December 20, 2022	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors